UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

MCdERmott international, inc.
(Name of Issuer)
Common Stock, PAR VALUE $1.00 per share
(Title of Class of Securities)
580037703
(CUSIP Number)
JUNE 4, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580037703
(1) Names of Reporting Persons
Chatterjee Fund Management, L.P.
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	10,242,210*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	10,242,210*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
10,242,210*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.6%*
(12) Type of Reporting Person
PN

*See Item 4 for additional information.

CUSIP No. 580037703
(1) Names of Reporting Persons
Purnendu Chatterjee
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	10,242,210*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	10,242,210*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
10,242,210*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.6%*
(12) Type of Reporting Person
IN

* See Item 4 for additional information.

Item 1(a). Name Of Issuer: McDermott International, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
757 N. Eldridge Parkway Houston, Texas 77079
Item 2(a). Name of Person Filing:
This report on Schedule 13G, is being jointly filed by (i) Chatterjee Fund Management, L.P., a Delaware limited partnership (“CFM”) and (ii) Purnendu Chatterjee, as the General Partner of CFM (“Dr. Chatterjee” and, together with CFM, the “Reporting Persons”).
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 888 Seventh Avenue, 37th Floor New York, NY 10106
Item 2(c). Citizenship:
CFM is organized under the laws of the State of Delaware. Dr. Chatterjee is a citizen of the United States of America.
Item 2(d). Title of Class of Securities:
Common Stock, par value $1.00 per share (“Common Stock”).
Item 2(e). CUSIP No.:
580037703

Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
As reported in the cover pages to this report, the ownership information with respect to each of CFM and Dr. Chatterjee is as follows:

(a) Amount Beneficially Owned:	10,242,210*
(b) Percent of Class:	5.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	10,242,210*
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	10,242,210*

* Dr. Chatterjee is the general partner of CFM. As such, as of June 4, 2019, Dr. Chatterjee may be deemed to beneficially own an aggregate of 10,242,210 shares of Common Stock held by CFM, consisting of 6,242,210 shares of Common Stock and call options to purchase 4,000,000 shares of Common Stock. Ownership percentages are based on 181,658,808 shares of Common Stock reported as issued and outstanding as of April 25, 2019, in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 29, 2019.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2019

CHATTERJEE FUND MANAGEMENT, LP

By:	/s/ Purnendu Chatterjee
Name: Purnendu Chatterjee
Title: General Partner

/s/ Purnendu Chatterjee
Purnendu Chatterjee

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
1. Joint Filing Agreement, dated as of June 14, 2019, by and between Chatterjee Fund Management, L.P. and Purnendu Chatterjee.